SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__)*

FutureFuel Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

36116M106
(CUSIP Number)

September 28, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867931305	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Revelation Special Situations Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,098,850 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,098,850 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,098,850 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.92%
12	TYPE OF REPORTING PERSON IV

CUSIP No. 867931305	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Revelation Capital Management Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,098,850 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,098,850 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,098,850 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.92%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 867931305	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Chris Kuchanny
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,098,850 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,098,850 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,098,850 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.92%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 867931305	13G	Page 5 of 10 Pages

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is Futurefuel Corp. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 8235 Forsyth Blvd., Suite 400, St. Louis, Missouri 63105.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Revelation Special Situations Fund Ltd (the "Fund"), with respect to the Common Stock (as defined below) directly held by it;

(ii)	Revelation Capital Management Ltd ("Revelation"), which serves as the investment manager of the Fund, with respect to the Common Stock directly held by the Fund; and

(iii)	Chris Kuchanny ("Mr. Kuchanny"), which serves as Director of the Fund and Chairman and Chief Investment Officer of Revelation, with respect to the Common Stock directly held by the Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is Canon’s Court, 22 Victoria Street, Hamilton HM 11, Bermuda.

Item 2(c).	CITIZENSHIP:

Each of the Fund and Revelation is a Bermuda exempted company. Mr. Kuchanny is a United Kingdom citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.001 per share, (the "Common Stock").

Item 2(e).	CUSIP NUMBER:

36116M106

CUSIP No. 867931305	13G	Page 6 of 10 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________________________

CUSIP No. 867931305	13G	Page 7 of 10 Pages

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The Company's Form 10-Q filed with the Securities and Exchange Commission indicates that the total number of outstanding shares of Common Stock as of August 9, 2012 is 41,319,057.  The percentage set forth in Row (11) of the cover page for each Reporting Person is based upon such number of shares of Common Stock outstanding.

The Fund and the Fund’s investment manager, Revelation, share voting and dispositive power over the shares held directly by the Fund. Mr. Kuchanny, as a principal of Revelation, shares voting and dispositive power over the shares reported by it. Each of Revelation and Mr. Kuchanny disclaims beneficial ownership of these securities (except to the extent of any pecuniary interest therein), and this report shall not be deemed an admission that either of them is the beneficial owner of such securities for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

CUSIP No. 867931305	13G	Page 8 of 10 Pages

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below, each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 867931305	13G	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  September 28, 2012

REVELATION SPECIAL SITUATIONS FUND LTD

/s/ Chris Kuchanny
Name: Chris Kuchanny
Title: Director

REVELATION CAPITAL MANAGEMENT LTD

/s/ Chris Kuchanny
Name: Chris Kuchanny
Title: Chairman and Chief Investment Officer

/s/ Chris Kuchanny
Chris Kuchanny

CUSIP No. 867931305	13G	Page 10 of 10 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  September 28, 2012

REVELATION SPECIAL SITUATIONS FUND LTD

/s/ Chris Kuchanny
Name: Chris Kuchanny
Title: Director

REVELATION CAPITAL MANAGEMENT LTD

/s/ Chris Kuchanny
Name: Chris Kuchanny
Title: Chairman and Chief Investment Officer

/s/ Chris Kuchanny
Chris Kuchanny